December 5, 2022
VIA EDGAR
Ms. Clark and / or Ms. Erlanger
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

    Re:    Spruce Power Holding Corporation
        Form 10-K for the Year Ended December 31, 2021
        Form 10-Q for the Quarter Ended September 30, 2022
        Form 8-K furnished November 9, 2022
        File No. 001-38971
Dear Ms. Clark and Ms. Erlanger:
This letter is in response to the comment letter of the staff of the United States Securities and Exchange Commission (the “Commission”) dated November 17, 2022 (the “Comment Letter”) related to the Form 10-K for the Year Ended December 31, 2021, Form 10-Q for the Quarter Ended September 30, 2022, Form 8-K furnished November 9, 2022 of Spruce Power Holdings Corporation  (formerly known as XL Fleet Corp.) (together with its subsidiaries, “the Company”). For your convenience, we have set forth below the text of the comments contained in the Comment Letter, followed by our response.
Form 10-K for the Year Ended December 31, 2021
Item 9A. Controls and Procedures, page 46
1.    We note that you identified material weaknesses in your internal control over financial reporting for the year ended December 21, 2021. However, it does not appear as though you have included management's report on internal control over financial reporting, including an explicit conclusion whether your ICFR was effective or not effective. Please revise to include this management's report and a statement as to whether or not internal control over financial reporting is effective in accordance with Item 308(a) of Regulation S-K.
Response:
Item 9A of the Company's Form 10-K for the year ended December 31, 2021, included a report disclosing material weaknesses in the Company's internal control over financial reporting and a remediation plan under the headings "Material Weaknesses in Internal Control over Financial Reporting" and "Remediation Plan." As a result of the material weaknesses described in that report, management concluded that, as of December 31, 2021, the Company’s internal control over financial reporting was not effective.
We confirm that in future filings management's report on internal control over financial reporting will include an explicit conclusion by management as to the effectiveness of the Company’s internal control over financial reporting in accordance with Item 308(a) of Regulation S-K.
Financial Statements
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue, page F-12
2.    Your disclosure indicates that you recognize revenue from XL Grid Solutions “when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and the company has the right to payment for the transferred asset.” However, you also note in the preceding sentence that transfer of control is upon the acceptance and certification of project completion by both the end customer and the utility. Please note that under ASC 606, revenue should be recognized upon completion of the performance obligation in accordance with ASC 606-10-05-4.e and ASC 606-10- 25-30. In this regard, please tell us and revise to disclose if this acceptance and certification occurs prior to the recognition of revenue.
Response:
With respect to the XL Grid segment, the Company generally does not have a right to payment until acceptance and receipt of certification of project completion by both the end customer and the utility who is funding the energy incentives. Accordingly, the Company does not recognize revenue until acceptance and certification occurs. The Company will revise future filings to clearly disclose that customer and utility acceptance and certification occurs prior to the time when the Company has the right to payment and recognizes revenue.
Note 24. Retirement Plan, page F-35
3.    Please revise to include the amount of expense for each year presented related to the 401(k) plan in accordance with ASC 715-70-50-1.
Response:
The Company recognized $536 thousand, $210 thousand, and $58 thousand of expense for the years ended December 31, 2021, 2020 and 2019, respectively, related to its 401(k) plans. The Company will include in future filings the amount of expense incurred related to its 401(k) plan in accordance with ASC 715-70-50-1.
Form 10-Q for the Quarter Ended September 30, 2022
Note 3. Business Combinations, page 18
4.    We note your disclosure that the September 2022 acquisition of Spruce Power was accounted for as a business combination under ASC 805. Please explain to us, and revise future filings to disclose how you determined the accounting acquirer in this transaction. As part of your response and revised disclosure, please refer to the guidance in ASC 805- 10-55-10 through 55-15.
Response:
As noted, on September 9, 2022 the Company acquired 100% of the membership interests of Spruce Holding Company 1 LLC, Spruce Holding Company 2 LLC, Spruce Holding Company 3 LLC, and Spruce Manager LLC (collectively and together with their subsidiaries, “Spruce Power”) for $32.6 million which consisted of cash payments of $61.8 million less cash and restricted cash acquired of $29.2 million.
ASC 805-10-25-5 provides that, “The guidance in the General Subsections of Subtopic 810-10 related to determining the existence of a controlling financial interest shall be used to identify the acquirer – the entity that obtains control of the acquiree. If a business combination has occurred but applying that guidance does not clearly indicate which of the combining entities is the acquirer, the factors in paragraphs 805-10-55-11 through 55-15 shall be considered in making that determination…”
Prior to the consummation of the transaction, consideration was given to which entity should be considered the acquirer in the transaction. Specifically the guidance outlined in ASC 805-10-25-5 as well as applicable guidance under ASC 805-10-55-11 through 55-15 was evaluated. Management considered the form of consideration transferred, the composition of the equity holders, the composition of voting rights of the Board of Directors, continuity of management structure, and size of the respective organizations.
ASC 805-10-55-10 indicates, “In a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities.” Management noted that Spruce Power was acquired through cash consideration paid by the Company to the previous owners of Spruce Power and equity was not a part of the consideration transferred.
ASC 805-10-55-12 provides guidance in situations where a business combination is effected primarily by exchanging equity interest. As noted, the acquisition was effected through cash consideration and equity was not issued.
ASC 805-10-55-12(a) indicates, “The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.” The acquisition of Spruce Power by the Company did not impact the composition of the equity holders of the Company nor impact their voting rights. The previous owners of Spruce Power did not retain any equity interest in Spruce Power or receive interest in the Company.
ASC 805-10-55-12(c) indicates, “The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.” With the exception of the appointment of Christian Fong, Spruce Power’s Chief Executive Officer pre-acquisition and the Company’s President post acquisition, to the Company’s Board of Directors, there were no changes in the composition or voting rights of the Company’s Board of Directors.
ASC 805-10-55-12(d) indicates, “The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.” At the consummation of the transaction, it was noted that existing Company management and Spruce Power management would be retained for the immediate future while the entities were integrated and the Company evaluated strategic alternatives for its Drivetrain business. While it was announced that the Company intended to transition Christian Fong into the CEO position in the first quarter of 2023, the Company’s existing CEO was retained and continued as the acting CEO of the combined entities and there were no other changes to senior management.
ASC 805-10-55-13 indicates, “The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings), is significantly larger than that of the other combining entity or entities.” Management noted the relative size of the respective entities, based on assets, revenues, and earnings, would indicate that Spruce Power was the larger entity of the two.
Based on the evaluation of the applicable factors as discussed above, management noted that all factors, with the exception of relative size of organization, were indicators that the Company was the acquiring entity resulting in management’s conclusion that the Company acquired Spruce Power. The Company will revise future filings to disclose how it determined that XL Fleet was the accounting acquirer in the transaction.
Form 8-K furnished November 9, 2022
Exhibit 99.1
Consolidated Financial Results, page 2
5.    We note that you discuss Adjusted EBITDA prior to Net loss. To avoid giving undue prominence to your non-GAAP results, please revise to present and discuss your Non-GAAP results after your discussion and analysis of GAAP results. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Measures.
Response:
We confirm that in future filings we will ensure that the most directly comparable GAAP measure of any non-GAAP measure will be presented with equal or greater prominence.
Subscriber Value Metrics, page 5
6.    We note that you present certain metrics including Gross Contracted Subscriber Value, Gross Renewal Subscriber Value and Uncontracted Renewable Energy Credits, which are totaled to present a Gross Total Subscriber Value metric. Please tell us and revise future filings to disclose the reasons why the metric is useful to investors, how management uses the metric, and if there are estimates or assumptions underlying the metric or its calculation, disclosure of such items if it’s necessary for the metric not to be misleading. See guidance in SEC Release No. 33-10751 Commission Guidance on Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Response:
When we announced the acquisition of Spruce Power on September 12, 20222, we noted that, like our residential solar peers, the Company would begin reporting the net present value of the remaining payments due to the Company from its customers quarterly. We believe this information is helpful to management, investors, and analysts to understand the value of our business and to evaluate the estimated remaining value of our customer contracts, including present value implied from future, uncontracted sales of solar renewable energy credits generated from assets that the Company owns today.
In our press release for the September 30, 2022 quarterly results we included the following discussion:
(1)Gross Contracted Subscriber Value represents the present value of the remaining net cash flows discounted at a 5% discount rate during the initial term of the company’s customer agreements as of the measurement date. It is calculated as the present value of cash flows discounted at a 5% annual discount rate, that the company expects to receive from subscribers in future periods as set forth in customer agreements, after deducting expected operating and maintenance costs, equipment replacements costs, distributions to tax equity partners in consolidated joint venture partnership flip structures, and distributions to third party project equity investors. The calculation includes cash flows the company expects to receive in future periods from state incentive and rebate programs, contracted sales of solar renewable energy credits, and awarded net cash flows from grid service programs with utilities or grid operators.
(2)    Gross Renewal Subscriber Value is the forecasted net present value the company would receive upon or following the expiration of the initial customer agreement term, but before the 30th anniversary of the system’s activation in the form of cash payments during any applicable renewal period for subscribers as of the measurement date. The company calculates the Gross Renewal Subscriber Value amount at the expiration of the initial contract term assuming either a system purchase or a renewal and a 30-year customer relationship (although the customer may renew for additional years, or purchase the system), at a contract rate equal to 90% of the customer’s contractual rate in effect at the end of the initial contract term. After the initial contract term, a majority of the company’s customer agreements automatically renew on an annual basis and the rate is initially set at up to a 10% discount to then-prevailing utility power prices.
(3)    Uncontracted sales of solar renewable energy credits (RECs) based on forward market REC pricing curves, adjusted for liquidity discounts.
(4)    Gross Total Subscriber Value represents the sum of Gross Contracted Subscriber Value, Gross Renewal Subscriber Value and Uncontracted Renewable Energy Credits.
We confirm that in future filings we will ensure there is sufficient disclosure to explain the reasons why the metric is useful to investors, how management uses the metric, and if there are estimates or assumptions underlying the metric or its calculation, disclosure of such items if it’s necessary for the metric not to be misleading.
Segment Results, page 7
7.    We note that you present “as adjusted” segment results and from the tables presented, it appears as though only certain amounts are adjusted. In addition, the "as adjusted" amounts are not identified as non-GAAP measures. Please revise to clearly identify the "as adjusted" amounts and provide clear reconciliations for each non-GAAP measure detailing the nature and amount of each adjustment and provide all disclosures required by Item 10(e)(1)(i)(A) of Regulation S-K for each non-GAAP measure presented.
Response:
We confirm that in future filings we will identify any non-GAAP measures as such and ensure that each non-GAAP measure will include a clear reconciliation and otherwise comply with the applicable requirements of Item 10(e) of Regulation S-K with respect to any such non-GAAP measures.

In responding to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your consideration of our responses to the Comment Letter and please do not hesitate to contact me at (888) 390-1131 with any questions or comments regarding any of the foregoing.
Sincerely,

/s/ Donald P. Klein
Donald P. Klein
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)